SERVICING AGREEMENT

This Agency Agreement, originally entered into January 1, 1998, by and between Calvert Shareholder Services, Inc., a Delaware corporation having its principal place of business in Bethesda, Maryland ("CSS"), and registered investment companies sponsored by Calvert Group, Ltd. and its subsidiaries and set forth on Schedule A ("Calvert Group Funds" or "Funds") and amended and restated June 22, 2000 to add Calvert Impact Fund, Inc. as a party, and amended and restated September 30, 2008 to add Calvert SAGE Fund as a party. The Funds have entered into a transfer agency and service agreement with the State Street Bank and Trust of Boston, Massachusetts ("State Street") ("State Street Agreement").

1. Appointments. The Funds hereby appoints CSS as servicing agent, agent and shareholder servicing agent for the Funds, and CSS hereby accepts such appointment and agrees to perform those duties in accordance with the terms and conditions set forth in this Agreement.

2. Documentation. The Funds will furnish CSS with all documents, certificates, contracts, forms, and opinions which CSS, in its discretion, deems necessary or appropriate in connection with the proper performance of its duties under this Agreement.

3. Services to be Performed. CSS will be responsible for telephone servicing functions, system interface with State Street and oversight of State Street's administering and performing their duties pursuant to the State Street Agreement. The details of the operating standards and procedures to be followed will be determined from time to time by agreement between CSS and the Funds.

4. Recordkeeping and Other Information. CSS will, commencing on the effective date of this Agreement, to the extent necessary create and maintain all necessary shareholder accounting records in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules thereunder, as amended from time to time. All such records will be the property of the Fund and will be available for inspection and use by such Fund.

5. Audit, Inspection and Visitation. CSS will make available during regular business hours all records and other data created and maintained pursuant to this Agreement for reasonable audit and inspection by the SEC, a Fund or any person retained by a Fund.

6. Compensation. The Funds will compensate CSS on a monthly basis for the services performed pursuant to this Agreement, at the rate of compensation set forth in Schedule A. Out of pocket expenses incurred by CSS and not included in Schedule A will be reimbursed to CSS by the Fund, as appropriate; such expenses may include, but are not limited to, special forms and postage for mailing the forms. These charges will be payable in full upon receipt of a billing invoice. In lieu of reimbursing CSS for these expenses, any Fund may, in its discretion, directly pay the expenses.

7. Use of Names. No Fund will not use the name of CSS in any prospectus, sales literature or other material relating to the Fund in any manner without prior approval by CSS; provided, however, that CSS will approve all uses of its name that merely refer in accurate terms to its appointment under this Agreement or that are required by the SEC or a State Securities Commission; and, provided, further, that in no event will approval be unreasonably withheld.

8. Security. CSS represents and warrants that, to the best of its knowledge, the various procedures and systems that CSS proposes to implement with regard to safeguarding from loss or damage attributable to fire, theft or any other cause (including provision for twenty-four hour a day restricted access) the Fund's, records and other data and CSS's records, data, equipment, facilities and other property used in the performance of its obligations under this Agreement are adequate and that it will implement them in the manner proposed and make such changes from time to time as in its judgment are required for the secure performance of obligations under this Agreement.

9. Limitation of Liability. Each Fund will indemnify and hold CSS harmless against any losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from any claim, demand, action or suit brought by any person (including a shareholder naming such Fund as a party) other than such Fund not resulting from CSS's bad faith, willful misfeasance, reckless disregard of its obligations and duties, or negligence arising out of, or in connection with, CSS's performance of its obligations under this Agreement.

To the extent CSS has not acted with bad faith, willful misfeasance, reckless disregard of its obligations and duties, or gross negligence, each Fund will also indemnify and hold CSS harmless against any losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from any claim, demand, action or suit resulting from the negligence of such Fund, or CSS's acting upon any instructions reasonably believed by it to have been executed or communicated by any person duly authorized by such Fund, or as a result of CSS's acting in reliance upon advice reasonably believed by CSS to have been given by counsel for the Fund, or as a result of CSS's acting in reliance upon any instrument reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.

CSS's liability for any and all claims of any kind, including negligence, for any loss or damage arising out of, connected with, or resulting from this Agreement, or from the performance or breach thereof, or from the design, development, lease, repair, maintenance, operation or use of data processing systems and the maintenance of a Funds' shareholder account records as provided for by this Agreement will in the aggregate not exceed the total of CSS's compensation hereunder for the six months immediately preceding the discovery of the circumstances giving rise to such liability.

In no event will CSS be liable for indirect, special, or consequential damages (even if CSS has been advised of the possibility of such damages) arising from the obligations assumed hereunder and the services provided for by this Agreement, including but not limited to lost profits, loss of use of the shareholder accounting system, cost of capital, cost of substitute facilities, programs or services, downtime costs, or claims of shareholders for such damage.

10. Limitation of Liability of the Fund. CSS acknowledges that it accepts the limitations upon the liability of the Funds. CSS agrees that each Fund's obligations under this Agreement in any case will be limited to such Fund and to its assets and that CSS will not seek satisfaction of any obligation from the shareholders of the Fund nor from any director, trustee, officer, employee or agent of such Fund.

11. Force Majeure. CSS will not be liable for delays or errors occurring by reason of circumstances beyond its control, including but not limited to acts of civil or military authority, national emergencies, work stoppages, fire, flood, catastrophe, acts of God, insurrection, war, riot, or failure of communication or power supply. In the event of equipment breakdowns beyond its control, CSS will take reasonable steps to minimize service interruptions but will have no liability with respect thereto.

12. Amendments. CSS and each Fund will regularly consult with each other regarding CSS's performance of its obligations under this Agreement. Any change in a Fund's registration statements under the Securities Act of 1933, as amended, or the 1940 Act or in the forms relating to any plan, program or service offered by the current prospectus which would require a change in CSS's obligations under this Agreement will be subject to CSS's approval, which will not be unreasonably withheld. Neither this Agreement nor any of its provisions may be changed, waived, discharged, or terminated orally, but only by written instrument which will make specific reference to this Agreement and which will be signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

13. Termination. This Agreement will continue in effect until January 1, 2002, and thereafter as the parties may mutually agree; provided, however, that this Agreement may be terminated at any time by either party upon at least sixty days' prior written notice to the other party; and provided further that this Agreement may be terminated immediately at any time for cause either by any Fund or CSS in the event that such cause remains unremedied for no less than ninety days after receipt of written specification of such cause. Any such termination will not affect the rights and obligations of the parties under Paragraphs 9 and 10 hereof. In the event that a Fund designates a successor to any of CSS's obligations hereunder, CSS will, at the expense and direction of such Fund, transfer to such successor all relevant books, records and other data of such Fund established or maintained by CSS under this Agreement.

15. Miscellaneous. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes of this Agreement. This Agreement will be construed and enforced in accordance with and governed by the laws of the State of Maryland. The captions in this Agreement are included for convenience only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

CALVERT GROUP FUNDS

By:/s/ William. M. Tartikoff__

CALVERT SHAREHOLDER SERVICES, INC.

By:/s/ Ronald M. Wolfsheimer

SERVICING AGREEMENT

Calvert Group Funds
Calvert Shareholder Services, Inc.

REVISED SCHEDULE A

For its services under this Servicing Agreement, Calvert Shareholder Services, Inc. is entitled to receive the following fees from the Calvert Group Funds (other than Calvert Variable Series, Inc., which is covered by a separate revised fee schedule below):

Fund and Portfolio	Annual Account Fee*
First Variable Rate Fund for government income
Calvert First Government Money Market Fund	$21.00

Calvert Tax-Free Reserves
Money Market Portfolio	$21.00
Limited-Term Portfolio	$8.00
Long-Term Portfolio	$8.00
Vermont Municipal Portfolio	$8.00

Calvert Municipal Fund, Inc.
Calvert National Municipal Intermediate Fund	$8.00

Calvert Cash Reserves
Institutional Prime Fund	$21.00

The Calvert Fund
Calvert Income Fund	$8.00
Calvert New Vision Small Cap Fund	$8.00
Calvert Short Duration Income Fund	$8.00
Calvert Long-Term Income Fund	$8.00
Calvert Ultra-Short Floating Income Fund	$8.00

Calvert Social Investment Fund
Money Market Portfolio	$21.00
Bond Portfolio	$8.00
Balanced Portfolio	$8.00
Equity Portfolio	$8.00
Enhanced Equity Portfolio	$8.00
Calvert Conservative Allocation Fund	$8.00
Calvert Moderate Allocation Fund	$8.00
Calvert Aggressive Allocation Fund	$8.00

Calvert World Values Fund, Inc.
Calvert World Values International Equity Fund	$8.00
Calvert Capital Accumulation Fund	$8.00
Calvert International Opportunities Fund	$8.00

Calvert Social Index Series, Inc.
Calvert Social Index Fund	$8.00

Calvert Impact Fund, Inc.
Calvert Large Cap Growth Fund	$8.00
Calvert Small Cap Value Fund	$8.00
Calvert Mid Cap Value Fund	$8.00
Calvert Global Alternative Energy Fund	$8.00
Calvert Global Water Fund	$8.00

Calvert SAGE Fund
Calvert Large Cap Value Fund	$8.00

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* Account fees are charged monthly based on the highest number of non-zero balance accounts outstanding during the month.

For its services under this Servicing Agreement, Calvert Shareholder Services, Inc. is entitled to receive the following fees from Calvert Variable Series, Inc.:

Fund and Portfolio	Fee**
CALVERT VARIABLE SERIES, INC.
Calvert Social Small Cap Growth Portfolio	1.5 bps
Calvert Social Mid Cap Growth Portfolio	1.5 bps
Calvert Social International Equity Portfolio	1.5 bps
Calvert Social Balanced Portfolio	1.5 bps
Calvert Social Equity Portfolio	1.5 bps
Calvert Income Portfolio	1.5 bps
Ameritas Income & Growth Portfolio	1.5 bps
Ameritas Small Capitalization Portfolio	1.5 bps
Ameritas MidCap Growth Portfolio	1.5 bps
Ameritas Index 500 Portfolio	1.5 bps
Ameritas Money Market Portfolio	1.5 bps
Ameritas Focused MidCap Value Portfolio	1.5 bps
Ameritas Small Company Equity Portfolio	1.5 bps
Ameritas Core Strategies Portfolio	1.5 bps

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** This is a total fee which combines the Transfer Agent (BFDS) fee and Servicing Agent (CSSI) fee.

CALVERT SHAREHOLDER SERVICES, INC.	CALVERT GROUP FUNDS

By: _______________________ Ronald M. Wolfsheimer Title: Senior Vice President, Chief Financial and Administrative Officer Date: September 30, 2008	By: _________________________ William M. Tartikoff Title: Vice President & Secretary Date: September 30, 2008